Exhibit (a)(7)

To Shareholders of Carter Validus Mission Critical REIT, Inc.  January 22, 2018

   The offer by Everest REIT Investors I, LLC and Everest REIT Investors II, LLC to purchase 9,325,000 common shares ("Shares"), in Carter Validus Mission Critical REIT, Inc. ("Corporation"), as set forth in our Offer to Purchase dated December 11, 2017, and the related Transfer Agreement, has been amended as follows:

   (1) Due to the Corporation’s December 29, 2017 announcement that it decreased its estimated net asset value by $0.76 from its last estimate, to $9.26 per Share, the Offer Price in the Offer to Purchase, and the Cash Price in the Transfer Agreement, has been reduced by $0.75 to $7.25 per Share.

   (2) The expiration of the Offer has been extended to 9:00 pm Pacific Time on February 2, 2018.

   If you have already tendered your Shares and still want to sell them at the amended price of $7.25 per Share, you do not need to do anything.

   If you want to withdraw tendered Shares, your written notice of withdrawal must be received by the time the Offer has expired. See Section 4. Withdrawal Rights in the Offer to Purchase.

   If you would like to tender your Shares and receive the amended price of $7.25 per Share, please use the Transfer Agreement that you previously received, and deliver an original completed Transfer Agreement, to the Depositary at: Everest Financial, Inc., 199 S. Los Robles Ave, Suite 200, Pasadena, California 91101 (Telephone: 800-611-4613), no later than the time the Offer expires. See Section 3. Procedures for Tendering Shares in the Offer to Purchase.

   The Offer documents are available online at: app.vaultrooms.com/login/; Login: CarterValidus; Password: Password1 (case sensitive); or from the SEC’s EDGAR website at www.sec.gov; or a free copy will be mailed or emailed to you upon request to our Investor Relations department, at (800) 611-4613, or by email to CarterValidusOffer@everestproperties.com.